

Mail Stop 3561

June 2, 2006

Via U.S. Mail and Fax (561) 805-8001
Kevin H. McLaughlin
Chief Executive Officer
VeriChip Corporation
1690 South Congress Avenue, Suite 200
Delray Beach, Florida 33445

      RE: **VeriChip Corporation**
             Amendment No. 2 to Registration Statement on Form S-1
             Filed May 25, 2006

             File No. 333-130754

Dear Mr. McLaughlin:

      We have reviewed your amended filing and have the following comments. Where indicated, we think you should further amend your Form S-1 in response to these latest comments. If you disagree, we will consider your explanation as to why our comment is inapplicable or a revision is unnecessary. Please be as detailed as necessary in your explanation. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure. After reviewing this information, we may or may not raise additional comments.

      Please understand that the purpose of our review process is to assist you in your compliance with the applicable disclosure requirements and to enhance the overall disclosure in your filing. We look forward to working with you in these respects. We welcome any questions you may have about our comments or any other aspect of our review. Feel free to call us at the telephone numbers listed at the end of this letter.

Amended Registration Statement filed on Form S-1

Risk Factors, pages 6-18

Because a predecessor of Digital Angel licensed the exclusive right..., page 6

1. This is a follow-up to prior comment 4. We note your additional disclosure concerning the nature of your license for your patient identification systems. Revise your first risk factor into three separate risk factors to highlight (a) the risk that RME may lack the authority to grant the company any license to the technology for human identification; (b) the risk that Raytheon Company may have licensed the same technology (on an exclusive or non-exclusive basis) to a third party; and (c) the company's agreement with Digital Angel is broader than Digital Angel's agreement with RME. In addition, clarify what will happen if Raytheon refuses to execute the proposed letter agreement with Digital Angel and what consideration is being offered to Raytheon to enter into the agreement (and the effect of such consideration on the financial condition and operations of the company).

MD&A of Financial Condition and Results of Operations, pages 31-61

Revenue, page 32

2. We reissue prior comment 8. We note that you did not include disclosure regarding the variability of your pricing for your infant protection and wander prevention systems. Please highlight your pricing policies for these systems.

Goodwill and Other Intangible Assets, page 36

3. Identify the reporting units you use in performing the annual goodwill impairment analysis.

Basis of Presentation, page 54

4. Delete the pro forma presentation for operating loss by segment for the year ended December 31, 2004 and related discussion. A pro forma presentation of results for periods other than the latest fiscal year and interim period is not appropriate. You may present pro forma revenues and costs of revenues for 2004 for the discussion of trends in MD&A, but not pro forma gross profit or operating results. Also delete the pro forma presentation at page 44 for March 31, 2005 since this period is not included in the pro forma information at page 28.

    We note that total pro forma operating loss for the year ended December 31, 2005 does not agree to the amount presented in the pro forma statement of operations at page 28. Please delete the presentation at page 54 or correct this apparent discrepancy.

Certain Relationships and Related Party Transactions, pages 95-99

Transactions with Digital Angel, page 96

5. We note your supplemental response to prior comment 13. As previously requested, include the substance of your supplemental response in the prospectus in order to inform potential investors of the changes to this material agreement.

Note 5 – Intangible Assets, page F-21

6. We reissue part of prior comment 16. Expand your response to describe in more detail why you believe each of the trademarks acquired from VCI and Instantel have an indefinite life. For each trademark discuss the nature of the underlying products. Discuss how long each trademark and the related products have been in use. Describe the competitive and economic factors you considered in your analysis of each trademark and how you evaluated the market share. Also discuss how you considered technological advances or obsolescence of the related products in your analysis.

    Your supplemental response to prior comment 16 and the revisions to MDA at page 36 do not appear to directly address the sensitivity of the estimated fair value of trademarks for the annual impairment test. As previously requested, address in your disclosure the specific uncertainties associated with the methods, assumptions, or levels of judgment utilized in estimating the cash flows and other assumptions required to assess the potential impairment. Also provide quantitative information where practicable to demonstrate the sensitivity of your estimates to change.

* * * *

As appropriate, please amend your registration statement in response to these comments. You may wish to provide us with marked copies of the amendment to expedite our review. Please furnish a cover letter with your amendment on EDGAR that keys your responses to our comments and provides any requested information. Detailed cover letters greatly facilitate our review. Please understand that we may have additional comments after reviewing your amendment and responses to our comments.

We will consider a written request for acceleration of the effective date of the registration statement as a confirmation of the fact that those requesting acceleration are aware of their respective responsibilities under the Securities Act of 1933 and the Securities Exchange Act of 1934 as they relate to the proposed public offering of the securities specified in the above registration statement. We will act on the request and, pursuant to delegated authority, grant acceleration of the effective date.

We direct your attention to Rules 460 and 461 regarding requesting acceleration of a registration statement. Please allow adequate time after the filing of any amendment for further review before submitting a request for acceleration. Please provide this request at least two business days in advance of the requested effective date.

You may contact Paul Monsour, Staff Accountant, at (202) 551-3360 or Terry French, Accountant Branch Chief, at (202) 551-3828 if you have questions regarding comments on the financial statements and related matters. Please contact me at (202) 551-3810 with any other questions.

Sincerely,

Larry Spirgel
Assistant Director

cc: via facsimile (214) 969-4343
        Seth R. Molay, Esq.
        Akin Gump Strauss Hauer & Feld LLP

        via facsimile (210) 224-2035
        Wilhelm E. Liebmann, Esq.
        Akin Gump Strauss Hauer & Feld LLP